Exhibit 21.1

List of Subsidiaries of Shiner International, Inc.

•	Hainan Shiner Industrial Co., Ltd.
•	Hainan Shiny-day Color Printing Packaging Co., Ltd.
•	Zhuhai Modern Huanuo Packaging Material Co., Ltd.
•	Hainan Modern Hi-Tech Industrial Co., Ltd.